KONECRANES

FILE 82-4297

[redacted]

04054016

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

16 December, 20[illegible]

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C. 202 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 16 December, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 1/4

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE RELEASE 16 December, 2004 4.00 p.m. 1

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER 1997 BONDS WITH WARRANTS

Warrants under the 1997 bonds with warrants have been exercised to subscribe for 1,400 new KCI Konecranes shares. The subscription price was EUR 26,07 per share as stipulated by the terms of the bond. The subscription period under the 1997 warrants began on April 1, 2003. The issue of the 1997 Bonds with Warrants was approved by the Annual General Meeting of March 4, 1997. The terms and conditions of the bond with warrants are available on the Internet at www.kcigroup.com.

The new 1,400 shares will be recorded in the Trade Register on or about December 28, 2004. KCI Konecranes' share capital will increase by altogether EUR 2,800 as a result of the subscription, totalling EUR 28,620,060 from the date of registration. Following the increase the number of shares will total 14,310,030.

The new shares will carry shareholders' rights from the date of registration, December 28, 2004, and KCI Konecranes will apply for their listing on the Helsinki Exchanges with the company's existing shares. Trading in these shares will start on or about December 29, 2004.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2003, Group sales totalled EUR 665 million with 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040, fax +358 20 427 2099

DISTRIBUTION
Helsinki Stock Exchange
Media